Summary of Loan Agreement Entered into by and between BAK International (Tianjin) Limited (“the Company”) and Tianjin Branch, Bank of Dalian (“the Creditor”) dated April 27, 2010

Main contents
➢	Contract number: DLLJin 201006300077;
➢	Loan principal: RMB 20 million;
➢	Loan term: from April 27, 2009 to November 26, 2010;
➢	Floating interest rate: annually 5.5755%, rate adjustment in one month cycle;
■	Interest accrued and settled per month, interest settlement day is the 20th day of each month;
■	Penalty interest rate for delayed repayment: 5.5755% plus 50% *5.5755%;
■	Penalty interest rate for embezzlement of loan proceeds: 5.5755%;

➢	Purpose of the loan is to provide working capital for the Company;
➢	Advanced repayment of loan needs to be approved by the Creditor;
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Breach of contract penalties: correct the breach of contract in time limit; suspension of loan unprovided; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

➢	The loan is borrowed under the Maximum Credit Facility Agreement No. DLQJin200911160032.

Headlines of the articles omitted:
➢	Loan arrangement
➢	Interest clearing of the loan
➢	Payment of the loan
➢	Insurance
➢	Rights and obligation of the Creditor
➢	Declaration and undertaking of the Company
➢	Interest penalty of loan
➢	Guarantee of the loan agreement
➢	Disputation settlement
➢	Notification